

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT ON 30 APRIL 2010, ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY ("SHARES") AWARDED UNDER THE COMPANY'S EXECUTIVE RESTRICTED SHARE PLAN ("RSP") IN 2007, VESTED AS FOLLOWS:

NAME	NO. OF SHARES VESTED
DIRECTOR	
R J AMES	8,564
PDMR	
M J NOBLE	8,564
A KOVACH	8,564
M O'KANE	8,564

SHARES WERE SOLD AT 156.11 PENCE PER SHARE (TO ACCOUNT FOR TAX PAYABLE ON THE ABOVE VESTINGS) AS FOLLOWS:

NAME	NO. OF SHARES SOLD
DIRECTOR	
R J AMES	4,383
PDMR	
M J NOBLE	3,525
A KOVACH	3,525
M O'KANE	4,383

FOLLOWING THESE TRANSACTIONS NONE OF THE ABOVE MENTIONED INDIVIDUALS HAS AN INTEREST UNDER THE RSP.

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT ON 29 APRIL 2010, CONDITIONAL RIGHTS TO RECEIVE UP TO A SPECIFIED MAXIMUM NUMBER OF ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY ("SHARES") WERE GRANTED UNDER THE COMPANY'S PERFORMANCE SHARE PLAN ("PSP"), BY REFERENCE TO THE COMPANY'S PERFORMANCE OVER THE THREE YEAR PERIOD ENDING 31 DECEMBER 2012, TO THE FOLLOWING DIRECTOR AND PERSON DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR"):

NAME	MAXIMUM NO. OF SHARES OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED
EXECUTIVE DIRECTOR	
RICHARD GLYNN	637,242
PDMR	
ANDREW HARLEY	280,167

AS A RESULT, MR GLYNN AND MR HARLEY HAVE A TOTAL INTEREST IN A MAXIMUM OF 637,242 AND 280,167 SHARES RESPECTIVELY UNDER THE PSP, OVER WHICH CONDITIONAL RIGHTS HAVE BEEN GRANTED.

Ladbrokes PLC

RECEIVED
2010 JUN 23 P 2:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
JOHN O'REILLY	54	27	4,124
RICHARD AMES	54	27	2,120
BRIAN WALLACE	54	27	1,702
PDMRs			
MICHAEL O'KANE	54	27	4,124
MICHAEL NOBLE	54	27	4,124
ALEX KOVACH	54	27	2,628

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 7 JUNE 2010 AT 138.5 PENCE PER SHARE.
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

LADBROKES GROUP FINANCE PLC

RECEIVED
2010 JUN 23 P 2:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2009 ANNUAL REPORT AND ACCOUNTS

COPIES OF THE 2009 ANNUAL REPORT AND ACCOUNTS FOR LADBROKES GROUP FINANCE PLC HAVE BEEN SUBMITTED TO THE UK LISTING AUTHORITY.

THESE WILL SHORTLY BE AVAILABLE FOR INSPECTION AT THE UK LISTING AUTHORITY'S DOCUMENT VIEWING FACILITY WHICH IS SITUATED AT:

FINANCIAL SERVICES AUTHORITY
25 THE NORTH COLONNADE
CANARY WHARF
LONDON
E14 5HS
TEL. NO. (0)20 7066 1000

Ladbrokes PLC

RECEIVED
2010 JUN 23 P 2:28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 31 MAY 2010, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 933,834,816 ORDINARY SHARES OF 28 1/3P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 902,074,248. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

RECEIVED
2010 JUN 23 P 2:18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	Ladbrokes plc
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	Standard Life Investments Ltd
4. Full name of shareholder(s) (if different from 3.):[iv]	Vidacos Nominees
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	24 May 2010
6. Date on which issuer notified:	25 May 2010
7. Threshold(s) that is/are crossed or reached: [vi, vii]	6%

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
				Direct [xi]	Indirect [xii]	Direct	Indirect
GB00BOZSH635	53,918,135	53,918,135	56,209,373	30,127,298	26,082,075	3.340%	2.891%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
56,209,373	6.231%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	N/A
14. Contact name:	N/A
15. Contact telephone number:	N/A

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	Ladbrokes plc
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	Standard Life Investments Ltd
4. Full name of shareholder(s) (if different from 3.):[iv]	Vidacos Nominees
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	17 May 2010
6. Date on which issuer notified:	18 May 2010
7. Threshold(s) that is/are crossed or reached: [vi, vii]	5%

8. Notified details:							
A: Voting rights attached to shares [viii, ix]							
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
				Direct [xi]	Indirect [xii]	Direct	Indirect
GB00BOZSH635	37,762,913	37,762,913	46,167,469	23,975,489	22,191,980	2.658%	2.460%

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
46,167,469	5.118%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	
15. Contact telephone number:	

Ladbrokes PLC

RECEIVED
2010 JUN 23 P 2:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DIRECTORS' SHARE INTERESTS

LADBROKES PLC (THE "COMPANY") HEREBY NOTIFIES THAT RICHARD GLYNN, ITS RECENTLY APPOINTED CHIEF EXECUTIVE, WAS ON 18 MAY 2010 GRANTED AN AWARD ("AWARD") UNDER THE LADBROKES PLC GROWTH PLAN BY COMPUTERSHARE TRUSTEES (C.I.) LIMITED, THE TRUSTEE (THE "TRUSTEE") OF THE COMPANY'S EMPLOYEE BENEFIT TRUST. THE LADBROKES PLC GROWTH PLAN WAS RECENTLY APPROVED BY THE COMPANY'S SHAREHOLDERS ON 14 MAY 2010.

THE AWARD ENTITLES RICHARD GLYNN TO A MAXIMUM OF 4,035,784 SHARES AND NORMALLY VESTS BETWEEN THE THIRD AND FIFTH ANNIVERSARY OF THE DATE OF GRANT PROVIDED THAT THE PERFORMANCE CONDITIONS BE MET IN FULL.

THE AWARD VESTS IN FULL IF THE COMPANY'S SHARE PRICE EXCEEDS £2.97 FOR A PERIOD OF 30 CONSECUTIVE DEALING DAYS DURING THE PERFORMANCE PERIOD. 25% OF THE AWARD VESTS IF DURING THE SAME PERIOD THE SHARE PRICE REACHES £2.00, WITH VESTING BETWEEN THESE TWO SHARE PRICES ON A STRAIGHT-LINE BASIS.

THIS NOTIFICATION FOLLOWS THE COMPANY'S ANNOUNCEMENT ON 30 MARCH 2010 OF RICHARD GLYNN'S APPOINTMENT AS ITS NEXT CHIEF EXECUTIVE, PUTTING INTO PLACE ONE OF THE TERMS OF HIS REMUNERATION THAT WAS ANNOUNCED ON THAT DATE.

Ladbrokes PLC

DIRECTOR/ PDMR SHAREHOLDING

LADBROKES PLC ("THE COMPANY") HAS BEEN NOTIFIED BY A HARLEY, PERSON DISCHARGING MANAGERIAL RESPONSIBILITY, THAT HE HAS TODAY PURCHASED 36,000 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY ("SHARES") AT 149.7 PENCE PER SHARE.

FOLLOWING THE PURCHASE, MR HARLEY IS INTERESTED IN 51,500 SHARES.

Ladbrokes PLC

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT THE FOLLOWING RESOLUTION WAS PASSED AT THE COMPANY'S GENERAL MEETING HELD TODAY 14 MAY 2010 AT THE QUEEN ELIZABETH II CONFERENCE CENTRE AND THAT THE NUMBER OF VOTES WERE AS DETAILED BELOW:

	FOR	AGAINST	VOTES TOTAL	VOTE WITHHELD	% OF AVAILABLE VOTING RIGHTS VOTED
1. TO APPROVE THE LADBROKES PLC GROWTH PLAN	354,332,011	116,212,663	470,544,674	51,507,985	52.16

ALL VOTING WAS BY POLL. THE ISSUED SHARE CAPITAL OF THE COMPANY AS AT THE DATE OF THE MEETING WAS 902,074,248 ORDINARY SHARES (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT THE FOLLOWING RESOLUTIONS WERE ALL PASSED AT THE COMPANY'S ANNUAL GENERAL MEETING HELD TODAY 14 MAY 2010 AT THE QUEEN ELIZABETH II CONFERENCE CENTRE AND THAT THE NUMBER OF VOTES WERE AS DETAILED BELOW:

		FOR	AGAINST	VOTES TOTAL	VOTE WITHHELD	% OF AVAILABLE VOTING RIGHTS VOTED
1.	TO RECEIVE AND ADOPT THE REPORTS AND ACCOUNTS FOR 2009	503,679,488	8,592,573	512,272,061	84,967	56.79
2.	TO APPOINT S BAILEY AS A DIRECTOR	510,806,109	1,453,611	512,259,720	97,350	56.79
3.	TO APPOINT D M SHAPLAND AS A DIRECTOR	510, 832, 252	1,416, 530	512,248,782	109,072	56.79
4.	TO RE-APPOINT P ERSKINE AS A DIRECTOR	511,051,533	1,204,753	512,256,286	101,222	56.79
5.	TO RE-APPOINT R J AMES AS A DIRECTOR	511,082,109	1,175,562	512,257,671	100,027	56.79
6.	TO RE-APPOINT J P O'REILLY AS A DIRECTOR	511,053,076	1,209,271	512,262,347	96,057	56.79

7.	TO RE-APPOINT B G WALLACE AS A DIRECTOR	511,038,081	1,221,872	512,259,953	97,723	56.79
8.	TO RE-APPOINT J F JARVIS AS A DIRECTOR	510,610,793	1,634,555	512,245,348	85,453	56.79
9.	TO RE-APPOINT C J RODRIGUES AS A DIRECTOR	510,547,736	1,668,016	512,215,752	138,596	56.78
10.	TO RE-APPOINT C P WICKS AS A DIRECTOR	510,688,098	1,521,549	512,209,647	142,911	56.78
11.	TO RE-APPOINT ERNST & YOUNG LLP AS AUDITOR AND TO AUTHORISE THE DIRECTORS TO AGREE THE AUDITOR'S REMUNERATION	501,165,235	5,592,887	506,758,122	5,592,198	56.18
12.	TO APPROVE THE REMUNERATION REPORT	501,369,424	2,107,192	503,476,616	8,880,395	55.81
13.	TO AUTHORISE POLITICAL DONATIONS AND EXPENDITURE	508,153,889	3,917,513	512,071,402	282,366	56.77
14.	TO AUTHORISE THE COMPANY TO PURCHASE ITS OWN SHARES	511,999,747	308,578	512,308,325	49,138	56.79
15.	TO AUTHORISE THE DIRECTORS TO ALLOT SHARES	509,338,690	1,640,920	510,979,610	1,367,441	56.64

16.	TO DISAPPLY SECTION 561(1) OF THE COMPANIES ACT 2006	511,707,538	459,222	512,166,760	190,630	56.78
17.	TO AUTHORISE THE CALLING OF GENERAL MEETINGS (EXCLUDING ANNUAL GENERAL MEETINGS) BY NOTICE OF AT LEAST 14 CLEAR DAYS	494,884,894	17,440,922	512,325,816	31,747	56.79
18.	TO ADOPT NEW ARTICLES OF ASSOCIATION	504,936,815	896,416	505,833,231	6,523,486	56.07

ALL VOTING WAS BY POLL. THE ISSUED SHARE CAPITAL OF THE COMPANY AS AT THE DATE OF THE MEETING WAS 902,074,248 ORDINARY SHARES (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BLOCK LISTING

A BLOCK LISTING APPLICATION HAS BEEN MADE FOR 10,000,000 ORDINARY SHARES OF 28 1/3P EACH IN THE COMPANY TO BE ADMITTED TO THE OFFICIAL LIST OF THE UK LISTING AUTHORITY AND TO TRADING ON THE LONDON STOCK EXCHANGE.

THESE SHARES WILL BE ALLOTTED IN ACCORDANCE WITH THE RULES OF THE LADBROKES PLC GROWTH PLAN. THEY WILL BE ISSUED FULLY PAID AND WILL RANK PARI PASSU IN ALL RESPECTS WITH THE EXISTING ISSUED ORDINARY SHARES OF THE COMPANY.

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	50	25	4,043
JOHN O'REILLY	50	25	4,043
RICHARD AMES	50	25	2,039
BRIAN WALLACE	51	25	1,621
PDMRs			
MICHAEL O'KANE	50	25	4,043
MICHAEL NOBLE	50	25	4,043
ALEX KOVACH	50	25	2,547

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 MAY 2010 AT 149.50 PENCE PER SHARE.
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.